Focus Collects Bulk Sample, Drilling Expands Bayovar12 Phosphate Mineralization

May 11, 2015; Focus Ventures Ltd. is pleased to announce that the Phase 2 diamond drill program at the Bayovar 12 phosphate project near Piura, northern Peru, is nearly complete and assay results for the first 9 holes have been received.  Eight large diameter core holes were also drilled to collect 400kg of material to investigate the production of direct application or Reactive Phosphate Rock (RPR) using dry processing.

The drilling to date has outlined phosphate mineralization over approximately 8 km from west to east and 5 km north to south.  All holes intersected the same sequence of phosphate beds and highlight once again the remarkably consistent geology and grades of the phosphate mineralization over long distances, apparently with no faults or structures affecting the beds.  Assays have been received for 9 holes JPQ-15-41, 15-42, 15-43, 15-44, 15-46, 15-47, 15-49, 15-51 & 15-54.  Grades and widths are in line with results received in previous holes, as shown by the following statistics;

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Weighted average grade and widths of the upper 6 phosphate beds is 14.4% P2O5 over 0.48m with bed 3 averaging the highest grade of 21.72 % P2O5 over 0.42m

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Average grade of the lower 7 phosphate beds is 13.5% P2O5 over an average bed width of 0.51m

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Mineralization is open in all directions outside of the drill grid.

Bulk Sampling

Rock from the Bayovar district, known in the fertilizer industry as Sechura Phosphate Rock, is one of a small handful of highly reactive phosphate rocks globally that are suitable for use as a direct application fertilizer.  Eight large-diameter holes were drilled to obtain roughly 400kg of material to investigate the production of direct application or Reactive Phosphate Rock (RPR) using dry processing.  Focus has commissioned an engineering study, underway in parallel with the on-going PEA, to investigate suitable dry mineral processing techniques and equipment for the establishment of RPR production at Bayovar12.

Most phosphate rock, roughly 85% of global mine production, is used in the manufacture of water-soluble fertilizers or food-grade chemicals.  However, some phosphate rock is reactive enough- usually because the phosphorus mineral apatite contains carbonate in its structure - that under certain soil and climate conditions it can simply be crushed up and used as a fertilizer and applied directly onto the fields.  Known as RPR, or Reactive Phosphate Rock, this naturally occurring phosphate rock can be used as a reliable, low cost slow-release source of phosphorus (P) continuously adding P to the soil over a longer period of time than some manufactured fertilizers.  RPR works best on acid soils with 600-700mm of annual rainfall.

Mining and processing of RPR is simpler and cheaper than the manufacture of more complex fertilizers.  The rock is mined, usually crushed and sieved into different size fractions, and sometimes washed or made into granules for ease of handling and use.  The main perceived cost advantages of RPR over processed phosphates are therefore lower capital investment, lower processing costs, lower use of raw materials, and lower energy use during processing.

Drilling

A total of 42 HQ-diameter holes are being drilled with 2 drilling rigs. All holes are vertical and average approximately 90m total depth.  The main objective of the program is to increase the confidence category of the existing Inferred and Indicated Resources and to expand the resource in the area of least overburden on the eastern end of the drill grid.  Hydrogeological and geotechnical borehole surveys are also being drilled for permitting and feasibility studies.  A link to a drill collar map and coordinates, geological sections and results for all holes drilled to date can be found here).

All drill assay results will be incorporated into an updated NI 43-101 compliant mineral resource estimate as part of the Preliminary Economic Assessment study currently underway by a consortium of engineering companies.

Background

The Company recently announced its purchase of an outright 70% interest in Juan Paulo Quay S.A.C. (“JPQ”), the title holder of the Bayovar 12 concession, for US$4 million  through completion of the US$5 million loan facility from Sprott Resource Lending Partnership (see Focus news release of March 10, 2015).  Results of preliminary bench scale metallurgical testwork by Jacobs Engineering in Florida were positive (see news release March 2, 2015) and showed that the phosphate beds can be simply processed to concentrate grade via washing and flotation with no milling or grinding.  Low levels of impurities make Bayovar 12 concentrates suitable for use in producing phosphoric acid and high analysis fertilizers such as DAP and MAP.

The current Bayovar 12 resource estimate in accordance with Canadian Securities Administrators’ National Instrument 43-101 was prepared by Golder Associates, under the supervision of Jerry DeWolfe, MSc. P.Geo, an Independent Qualified Person defined under National Instrument 43-101. The report provides detail on the Company’s maiden resource estimate announced September 8, 2014.

Category	Million Tonnes Wet *	Million Tonnes Dry *	Grade (% P2O5)
Indicated (61%)	151.78	114.99	12.37
Inferred (39%)	96.83	73.36	12.44

* In-Situ Resource, no minimum thickness applied. Wet Density: 1.65 g/cm3 Dry Density: 1.25 g/cm3 Dry tonnage resources are included in the wet tonnage resources. The independent estimate and report, based on Focus’ initial 20-hole drill program, was prepared by Golder Associates supervised by Jerry DeWolfe, MSc. P.Geo, and an Independent Qualified Person responsible under NI 43-101.

The resource estimate is based on 20 boreholes (2,027m) drilled over 650 ha of the 12,575 hectare property, at drill spacings of 800m.  The resources are distributed between 13 individual soft, free digging, horizontal phosphate beds hosted within the Diana Formation, a sequence of diatomites that begin as shallow as 26m below surface.  The mineralization is open in all directions.  The grades and widths of individual beds are very consistent, unaffected by faulting or structural features, and easily correlated across the deposit.

All holes were drilled vertically to between 80m - 110m depth targeting phosphate beds within the Diana Formation, a sequence of phosphoric diatomites and sandstones approximately 40 meters thick.  The phosphate beds comprise up to 40% apatite pellets, ooliths and fossil debris consisting of mainly fish teeth, bones and scales representing the remains of marine organisms that accumulated on the sea floor.

Sampling Quality Analysis and Quality Control

Logging and sampling is undertaken at site in Bayovar under a QA/QC protocol developed by Focus.  Due to the friable nature of the diatomite, the core cannot be split by diamond saw or mechanical splitter, and has to be split by hand.  Once logged and sampled, the core is bagged and transported in sealed plastic drums by Focus personnel to Certimin laboratories in Lima for analysis.  Phosphorous pentoxide (P2O5) and silica are determined by gravimetric methods.  Major oxides are determined by ICP-OES.  Certimin is a certified ISO 9001 laboratory and use standards for phosphate and silica from the Association of Fertilizer and Phosphate Chemists.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by Focus’ QA/QC program which involves the insertion by Focus personnel of blind certified standards, blanks and core duplicates into the sample stream at regular intervals in order to independently assess analytical precision and accuracy of each batch of samples as they are received from the laboratory.

Qualified Person

The scientific and technical information in this release were prepared under the supervision of David Cass, Focus’s President, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.

About Focus

Focus is an exploration and development company with two main assets, both located in Peru:  the Bayovar 12 phosphate deposit located in the Sechura district of northern Peru, and the Aurora porphyry copper-molybdenum property located in the Department of Cusco, which it is developing in a joint venture with Daewoo International Corporation.

Phosphate rock is a raw material for fertilizers and vital to world food production.  Focus is acquiring and developing quality phosphate projects in Latin America where the discovery and development of new deposits is becoming increasingly important given the growing demand and limited local supply of phosphate for fertilizer production.  For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

David Cass, President

Symbol: TSXV-FCV

Shares Issued: 77.9-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s intended expenditures on, and exploration and development of, the Bayovar 12 project.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, the Company’s ability to explore and develop the Bayovar 12 project as planned; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s stated goals and planned exploration and development activities for the Bayovar 12 project will be achieved; and that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), which is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  The terms “mineral resource,” “measured resource,” “indicated resource” and “inferred resource” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003.  These terms, however, are not recognized by SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”).  In particular, the term “resource” does not equate to the term “reserve”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC.

Accordingly, information contained in this news release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.